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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                         For the month of February 2007


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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X    Form 40-F
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Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes        No    X
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Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Yes        No    X
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No    X
     ---        ---


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

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                                    CONTENTS

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This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on February 6, 2007: Jacada Announces Joint Marketing Agreement with Avaya

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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.



                        JACADA LTD.

                        By:       /S/ TZVIA BROIDA
                               -----------------------------------------------
                        Name:     Tzvia Broida
                        Title:    Chief Financial Officer

Dated: February 28, 2007
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

        Jacada Announces Joint Marketing Agreement with Avaya

      Contact Center Solutions That Streamline Agent Desktops and
 Optimize Application Performance Now Delivered Jointly with Avaya and its Channel Partners

    ATLANTA--(BUSINESS WIRE)--Feb. 6, 2007--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced it has signed a joint marketing agreement with Avaya (NYSE:AV), a leading global provider of business communications applications, systems and services. Under the terms of the agreement, Avaya Consulting and Systems Integration and Jacada will jointly market and deliver Jacada customer service solutions globally.

    "Today's contact center agents often must deal with a maze of business applications in order to access the critical information they need to deliver prompt and efficient service to customers," says Ken Kaisen, Vice President, Consulting and Systems Integration, Avaya. "Jacada solutions tackle that problem head-on and provide an excellent complement to Avaya's contact center professional services portfolio. Together we help businesses improve agent productivity, enhance customer service and realize a significant return on their contact center investment."

    Jacada WorkSpace dramatically simplifies an agent's desktop by providing a single, easy-to-use interface to the mission-critical applications and contact center tools required to complete a customer interaction. Jacada WorkSpace is powered by Jacada Fusion, a process optimization platform that improves workflow across a company's existing business applications.

    "Jacada is extremely excited to be affiliated with the global leader in the contact center industry," said Paul O'Callaghan, president of Jacada. "Avaya is a trusted advisor to many of the companies in our target markets. Together we can offer a solution that delivers a major competitive advantage for our customers by significantly reducing operational costs and greatly enhancing the customer experience."

    Jacada is a Gold member of the Avaya DeveloperConnection program, an initiative to develop, market and sell innovative third-party products that interoperate with Avaya technology and extend the value of a company's investment in its network.

    About Avaya

    Avaya Inc. designs, builds and manages communications networks for more than one million businesses worldwide, including over 90 percent of the FORTUNE 500(R). Focused on businesses large to small, Avaya is a world leader in secure and reliable Internet protocol telephony systems and communications software applications and services. Driving the convergence of voice and data communications with business applications -- and distinguished by comprehensive worldwide services -- Avaya helps customers leverage existing and new networks to achieve superior business results. For more information visit the Avaya Web site: http://www.avaya.com.

    About Jacada

    Jacada is a leading provider of customer service unified desktop and process optimization solutions. The company's solutions help customers rapidly simplify and improve high-value business processes without the need for long and expensive systems replacement projects.

    Jacada provides two award-winning solutions that have been proven to make a significant impact on customer service efficiency and effectiveness. Jacada WorkSpace is a unified desktop that incorporates all critical functions required by the contact center agent to successfully complete customer interactions. Jacada Fusion is a process optimization solution that leverages patented technology to enable customer service centers to improve customer satisfaction and increase revenues by providing customer service representatives with more time for customer care and revenue-generating activities.

    Jacada has more than 1200 customers worldwide, including many Fortune 1000 corporations and government organizations. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

    This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.

    Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

    CONTACT: Jacada
             Paul Sewell
             770-352-1310 ext. 383
             psewell@jacada.com
             or
             NEI Communications
             Carl Nelson
             781-929-9095
             cnelson111@comcast.net
             or
             Avaya
             Mary Thiele
             908-953-6152
             mthiele@avaya.com